B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	2022	2021

Gold revenue	$365,583	$362,302

Cost of sales
Production costs	(122,960)	(111,632)
Depreciation and depletion	(77,263)	(66,727)
Royalties and production taxes	(25,690)	(26,526)
Total cost of sales	(225,913)	(204,885)

Gross profit	139,670	157,417

General and administrative	(10,828)	(10,098)
Share-based payments (Note 9)	(8,404)	(1,166)
Community relations	(619)	(581)
Foreign exchange (losses) gains	(2,456)	3,494
Share of net income of associate	2,772	5,066
Other	(2,032)	(3,956)
Operating income	118,103	150,176

Interest and financing expense	(2,583)	(2,896)
Gains on derivative instruments (Note 11)	19,299	8,049
Other income (expense) (Note 6)	7,756	(338)
Income from operations before taxes	142,575	154,991

Current income tax, withholding and other taxes (Note 13)	(47,654)	(41,126)
Deferred income tax expense (Note 13)	(4,118)	(15,033)
Net income for the period	$90,803	$98,832

Attributable to:
Shareholders of the Company	$80,723	$91,555
Non-controlling interests (Note 10)	10,080	7,277
Net income for the period	$90,803	$98,832

Earnings per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.08	$0.09
Diluted	$0.08	$0.09

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	1,056,824	1,051,544
Diluted	1,062,492	1,062,006
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2022	2021

Net income for the period	$90,803	$98,832

Other comprehensive loss
Items that will not be subsequently reclassified to net income:
Unrealized loss on investments	(3,799)	(2,060)
Other comprehensive loss for the period	(3,799)	(2,060)
Total comprehensive income for the period	$87,004	$96,772

Other comprehensive loss attributable to:
Shareholders of the Company	$(3,799)	$(2,060)
Non-controlling interests	—	—
	$(3,799)	$(2,060)

Total comprehensive income attributable to:
Shareholders of the Company	$76,924	$89,495
Non-controlling interests	10,080	7,277
	$87,004	$96,772

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2022	2021
Operating activities
Net income for the period	$90,803	$98,832
Non-cash charges, net (Note 14)	72,960	75,199
Changes in non-cash working capital (Note 14)	(44,735)	(24,866)
Changes in long-term value added tax receivables	(11,718)	(3,311)
Cash provided by operating activities	107,310	145,854

Financing activities
Revolving credit facility transaction costs (Note 8)	(2,401)	—
Repayment of equipment loan facilities (Note 8)	(6,790)	(7,227)
Interest and commitment fees paid	(1,228)	(911)
Cash proceeds from stock option exercises (Note 9)	4,031	752
Dividends paid (Note 9)	(42,234)	(42,072)
Principal payments on lease arrangements (Note 8)	(1,219)	(735)
Distributions to non-controlling interests (Note 10)	(1,022)	(2,000)
Changes in restricted cash accounts	(162)	111
Cash used by financing activities	(51,025)	(52,082)

Investing activities
Expenditures on mining interests:
Fekola Mine	(28,228)	(17,396)
Masbate Mine	(5,693)	(6,564)
Otjikoto Mine	(16,131)	(18,875)
Gramalote Property	(4,407)	(3,467)
Other exploration and development (Note 14)	(13,466)	(10,171)
Cash paid on exercise of mineral property option (Note 6)	(7,737)	—
Funding of reclamation accounts	(2,181)	(1,321)
Other	—	(1,533)
Cash used by investing activities	(77,843)	(59,327)

(Decrease) increase in cash and cash equivalents	(21,558)	34,445

Effect of exchange rate changes on cash and cash equivalents	(2,681)	(1,562)
Cash and cash equivalents, beginning of period	672,999	479,685
Cash and cash equivalents, end of period	$648,760	$512,568

Supplementary cash flow information (Note 14)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at March 31, 2022	As at December 31, 2021
Assets
Current
Cash and cash equivalents	$648,760	$672,999
Accounts receivable, prepaids and other (Note 4)	47,719	32,112
Deferred consideration receivable	42,598	41,559
Value-added and other tax receivables	29,889	14,393
Inventories (Note 5)	278,977	272,354
Assets classified as held for sale (Note 6)	12,700	12,700
	1,060,643	1,046,117

Long-term investments	28,319	32,118
Value-added tax receivables	71,698	63,165
Mining interests (Note 6 and Note 17 - Schedules)
Owned by subsidiaries and joint operations	2,225,028	2,231,831
Investments in associates	112,466	104,236
Other assets (Note 7)	86,855	82,371
Deferred income taxes	—	1,455
	$3,585,009	$3,561,293
Liabilities
Current
Accounts payable and accrued liabilities	$100,777	$111,716
Current income and other taxes payable	80,782	92,275
Current portion of long-term debt (Note 8)	21,847	25,408
Current portion of mine restoration provisions	734	734
Other current liabilities	1,198	1,056
	205,338	231,189

Long-term debt (Note 8)	50,817	49,726
Mine restoration provisions	105,648	116,547
Deferred income taxes	190,550	187,887
Employee benefits obligation	7,230	7,115
Other long-term liabilities	9,783	7,822
	569,366	600,286
Equity
Shareholders’ equity
Share capital (Note 9)	2,429,749	2,422,184
Contributed surplus	70,649	67,028
Accumulated other comprehensive loss	(140,098)	(136,299)
Retained earnings	546,518	507,381
	2,906,818	2,860,294
Non-controlling interests (Note 10)	108,825	100,713
	3,015,643	2,961,007
	$3,585,009	$3,561,293

Commitments (Note 16)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2022
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2021	1,056,334	$2,422,184	$67,028	$(136,299)	$507,381	$100,713	$2,961,007

Net income for the period	—	—	—	—	80,723	10,080	90,803
Dividends (Note 9)	—	—	276	—	(42,574)	—	(42,298)
Unrealised loss on investments	—	—	—	(3,799)	—	—	(3,799)
Shares issued on exercise of stock options (Note 9)	1,401	4,031	—	—	—	—	4,031
Shares issued on vesting of RSUs (Note 9)	633	2,022	(2,022)	—	—	—	—
Transactions with non-controlling interests (Note 10)	—	—	—	—	988	(1,968)	(980)
Share-based payments (Note 9)	—	—	6,879	—	—	—	6,879
Transfer to share capital on exercise of stock options	—	1,512	(1,512)	—	—	—	—

Balance at March 31, 2022	1,058,368	$2,429,749	$70,649	$(140,098)	$546,518	$108,825	$3,015,643

	2021
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2020	1,051,138	$2,407,734	$48,472	$(138,533)	$254,343	$88,574	$2,660,590

Net income for the period	—	—	—	—	91,555	7,277	98,832
Dividends (Note 9)	—	—	245	—	(42,366)	—	(42,121)
Unrealised loss on investments	—	—	—	(2,060)	—	—	(2,060)
Shares issued on exercise of stock options (Note 9)	552	752	—	—	—	—	752
Shares issued on vesting of RSUs (Note 9)	7	24	(24)	—	—	—	—
Transactions with non-controlling interests (Note 10)	—	—	—	—	(180)	(1,667)	(1,847)
Share-based payments (Note 9)	—	—	2,768	—	—	—	2,768
Transfer to share capital on exercise of stock options	—	294	(294)	—	—	—	—

Balance at March 31, 2021	1,051,697	$2,408,804	$51,167	$(140,593)	$303,352	$94,184	$2,716,914

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also has a 50% joint operation interest in the Gramalote Property in Colombia. The Company has an approximately 25% interest in Calibre Mining Corp. ("Calibre") and an approximately 19% interest in BeMetals Corp. ("BeMetals"). In addition, the Company has a portfolio of evaluation and exploration assets in other countries including Mali, Uzbekistan and Finland.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 3, 2022.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Sources of estimation uncertainty

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived assets requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

4 Accounts receivable, prepaids and other

	March 31, 2022	December 31, 2021
	$	$

Current portion of derivative instruments (Note 11)	24,604	12,823
Supplier advances	10,480	7,291
Prepaid expenses	5,054	4,151
Other receivables	7,581	7,847
	47,719	32,112

5 Inventories

	March 31, 2022	December 31, 2021
	$	$

Gold and silver bullion	64,032	52,867
In-process inventory	15,562	13,260
Ore stock-pile inventory	67,321	72,242
Materials and supplies	132,062	133,985
	278,977	272,354

Ore stock-pile inventory includes amounts for the Fekola Mine of $47 million (December 31, 2021 - $52 million), for the Otjikoto Mine of $16 million (December 31, 2021 – $16 million), and for the Masbate Mine of $4 million (December 31, 2021 - $4 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6 Mining interests

	March 31, 2022	December 31, 2021
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,673,894	1,645,337
Accumulated depreciation and depletion	(645,103)	(609,899)
	1,028,791	1,035,438
Masbate Mine, Philippines
Cost	1,091,315	1,085,687
Accumulated depreciation and depletion	(473,297)	(449,675)
	618,018	636,012
Otjikoto Mine, Namibia
Cost	800,916	782,208
Accumulated depreciation and depletion	(491,508)	(475,303)
	309,408	306,905

Exploration and evaluation properties (pre-depletable)
Gramalote Property, Colombia, net of impairment	123,872	119,866
Menankoto Property, Mali	34,488	33,739
Bantako North Property, Mali	16,570	15,351
Kiaka Royalty, Burkina Faso	18,488	18,488
Finland Properties, Finland	14,029	12,561
Mocoa Royalty, Colombia	10,230	10,230
Uzbekistan Properties, Uzbekistan	9,772	8,802
Other	12,774	11,019
	240,223	230,056
Corporate & other
Office, furniture and equipment, net	28,588	23,420
	2,225,028	2,231,831
Investments in associates (accounted for using the equity method)
Calibre, Various	101,958	93,728
BeMetals, Various	10,508	10,508
	112,466	104,236

	2,337,494	2,336,067

Bakolobi permit

Subsequent to March 31, 2022, on April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company for $25 million in cash, payable in two tranches: $15 million was due and paid upon closing, and $10 million to be held in escrow and released to the vendor after a period of 60 days. Following the expiry of the 60 day escrow period, the Company will also make a further cash payment of $24 million pursuant to a continuing obligation of the Company to the previous ownership group of the Bakolobi permit (which includes an international mining company) under the terms of a previous purchase and sale agreement related to the purchase of the Bakolobi permit.

Ondundu property

On December 31, 2021, the Company entered into an agreement with Osino Resources Corp. ("Osino") for the sale of the Ondundu Property in Namibia. The measurement of consideration was as follows:
•$4 million in cash to be received upon closing;
•$5 million of Osino common shares to be received upon closing;
•$4 million in cash to be received six months after closing;
•$2.5 million to be received upon the earlier of (i) completion of a feasibility study including the Ondundu Property or (ii) first gold production from the property, to which no value has been assigned.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Ondundu Property, with a carrying value of $13 million (December 31, 2021 – $13 million), continues to be classified as an asset held for sale on the Interim Condensed Consolidated Balance Sheet at March 31, 2022.

During the three months ended March 31, 2022, the Company paid $8 million to exercise its option to acquire the remaining 51% interest in the Ondundu property prior to the closing of the sale.

Calibre

On January 12, 2022, the Company's associate, Calibre acquired Fiore Gold Ltd. for a combination of shares and cash. As a result of the shares issued in the transaction, the Company's investment was diluted from approximately 33% of the outstanding shares of Calibre to approximately 25%. A gain on this dilution of $5 million was recognized in Other income (expense) in the Condensed Interim Consolidated Statement of Operations during the quarter ended March 31, 2022. The Company determined that it still has significant influence over the decision-making process of Calibre as a result of holding approximately 25% of the outstanding share and having an executive of the Company sit on Calibre's Board of Directors.

7 Other assets

	March 31, 2022	December 31, 2021
	$	$

Low-grade stockpile	35,925	34,318
Reclamation deposits	27,963	26,170
Debt service reserve accounts	8,486	8,701
Deferred financing costs	8,419	8,959
Derivative instruments at fair value (Note 11)	4,216	2,602
Other	1,846	1,621
	86,855	82,371

8 Long-term debt

	March 31, 2022	December 31, 2021
	$	$
Equipment loans and lease obligations:
Fekola equipment loan facilities (net of unamortized transaction costs)	35,425	42,408
Masbate equipment loan facility (net of unamortized transaction costs)	3,023	3,865
Lease liabilities	34,216	28,861
	72,664	75,134

Less: current portion	(21,847)	(25,408)
	50,817	49,726

The changes in debt balances during the three months ended March 31, 2022 are as follows:

	Equipment loans	Lease liabilities	Total
	$	$	$

Balance at December 31, 2021	46,273	28,861	75,134
Lease liabilities incurred	—	5,887	5,887
Repayments	(6,790)	(1,219)	(8,009)
Foreign exchange (gains) losses	(1,105)	394	(711)
Non-cash interest and financing expense	70	293	363
Balance at March 31, 2022	38,448	34,216	72,664

Less current portion	(17,494)	(4,353)	(21,847)
	20,954	29,863	50,817

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Revolving credit facility

The Company has a revolving credit facility ("RCF") with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of December 16, 2025. As at March 31, 2022, the Company had available undrawn capacity of $600 million. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at March 31, 2022, the Company was in compliance with these debt covenants.

9 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 31, 2022, the Company had 1,058,368,434 common shares outstanding (December 31, 2021 - 1,056,333,691 shares), including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the three months ended March 31, 2022, the Company paid a dividend of $0.04 per share totaling $42 million (2021 - $42 million).

During the three months ended March 31, 2022, approximately 2 million stock options were granted to employees with exercise prices ranging from Cdn. $4.43 to Cdn. $5.79 per share. These stock options have a term of up to five years and vest over a period of up to three years. The estimated fair value when granted of these options, totalling $3 million, is being recognized as a share-based payment expense over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 2.3%, an expected life of approximately 3 years, an expected volatility of approximately 50% and a dividend yield rate of up to 4.6%.

For the three months ended March 31, 2022, share-based payments expense relating to the vesting of stock options, was $4 million, (2021 - $1 million). For the three months ended March 31, 2022, the Company issued 1 million shares for proceeds of $4 million upon the exercise of stock options. The weighted average market price of the shares at the time of exercise was Cdn. $5.41. As at March 31, 2022, 33 million stock options were outstanding.

The following is a summary of changes to stock options outstanding:

	Number of outstanding options	Weighted-average exercise price
	('000's)	(in Cdn. $)

Outstanding at December 31, 2021	32,489	4.75
Granted	2,103	5.73
Exercised	(1,402)	3.62
Forfeited or expired	(314)	5.19
Outstanding at March 31, 2022	32,876	4.86

For the three months ended March 31, 2022, share-based payments expense relating to the vesting of restricted share units ("RSUs") was $2 million (2021 - $1 million). During the three months ended March 31, 2022, the Company issued 1 million shares on the vesting of RSUs. As at March 31, 2022, 3 million RSUs were outstanding.

For the three months ended March 31, 2022, share-based payments expense relating to the vesting of performance share units ("PSUs") was $1 million (2021 - $1 million). As at March 31, 2022, 3 million PSUs were outstanding.

For the three months ended March 31, 2022, share-based payments expense relating to the vesting of deferred share units ("DSUs") was $2 million (2021 - $2 million recovery). As at March 31, 2022, 2 million DSUs were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended March 31, 2022	For the three months ended March 31, 2021

Net income and diluted net income (attributable to shareholders of the Company)	$80,723	91,555

Basic weighted average number of common shares outstanding (in thousands)	1,056,824	1,051,544

Effect of dilutive securities:
Stock options	3,177	6,747
Restricted share units	1,346	2,190
Performance share units	1,145	1,525
Diluted weighted average number of common shares outstanding (in thousands)	1,062,492	1,062,006

Earnings per share (attributable to shareholders of the Company)
Basic	$0.08	$0.09
Diluted	$0.08	$0.09

10 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2021	59,089	16,653	24,927	44	100,713
Share of net income	3,593	4,204	2,217	66	10,080
Distributions to non-controlling interest	—	—	(1,022)	—	(1,022)
Interest on loan to non-controlling interest	(840)	—	—	—	(840)
Other	—	—	(106)	—	(106)
Balance at March 31, 2022	61,842	20,857	26,016	110	108,825

11 Derivative financial instruments

During the three months ended March 31, 2022, the Company entered into additional forward contracts for the purchase of 1,969,000 litres of fuel oil with settlements scheduled between November 2023 and January 2024. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").

The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at March 31, 2022:

	2022	2023	2024	Total
Forward – fuel oil:
Litres (thousands)	37,816	22,604	656	61,076
Average strike price	$0.33	$0.37	$0.43	$0.35

Forward – gas oil:
Litres (thousands)	27,072	17,066	—	44,138
Average strike price	$0.38	$0.43	$—	$0.40

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The unrealized fair value of these contracts at March 31, 2022 was $29 million (December 31, 2021 - $15 million).

12 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at March 31, 2022, the Company’s financial assets and liabilities that are measured at fair value are categorized as follows:

	As at March 31, 2022		As at December 31, 2021
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments	28,317	—	32,118	—
Fuel derivative contracts (Note 11)	—	28,821	—	15,424

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair value of the Company's fuel derivative contracts were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

13 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended March 31, 2022	For the three months ended March 31, 2021
	$	$

Income from operations before taxes	142,575	154,991
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense at statutory rates	38,495	41,848

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	6,521	6,104
Change in income tax rates	—	(20,144)
Future withholding tax	8,040	14,831
Non-deductible expenditures	5,541	6,111
Use of losses and temporary differences not previously recognised	(5,810)	(2,830)
Benefit of optional tax incentives	(3,289)	(4,507)
Withholding and other taxes	1,277	702
Change due to foreign exchange	1,414	14,198
Non-taxable portion of gains	(375)	(684)
Losses for which no tax benefit has been recorded	30	145
Amounts (over) under provided in prior years	(72)	385
Income tax expense	51,772	56,159

Current income tax, withholding and other taxes	47,654	41,126
Deferred income tax expense	4,118	15,033
Income tax expense	51,772	56,159

Included in current income tax expense for the three months ended March 31, 2022 is $6 million (2021 - $8 million), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended March 31, 2022	For the three months ended March 31, 2021
	$	$

Depreciation and depletion	77,263	66,727
Share-based payments (Note 9)	8,404	1,166
Share of net income of associate	(2,772)	(5,066)
Non-cash interest and financing expense	1,976	1,473
Unrealized gains on derivative instruments	(13,397)	(7,251)
Deferred income tax expense (Note 13)	4,118	15,033
Other	(2,632)	3,117
	72,960	75,199

Changes in non-cash working capital:

	For the three months ended March 31, 2022	For the three months ended March 31, 2021
	$	$

Accounts receivable and prepaids	(3,825)	(3,817)
Value-added and other tax receivables	(11,637)	(15,934)
Inventories	(6,830)	(11,819)
Accounts payable and accrued liabilities	(10,951)	(4,378)
Current income and other taxes payable	(11,492)	11,082
	(44,735)	(24,866)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended March 31, 2022	For the three months ended March 31, 2021
	$	$

Fekola Mine, exploration	(6,394)	(3,087)
Masbate Mine, exploration	(1,037)	(1,086)
Otjikoto Mine, exploration	(506)	(476)
Bantako North, exploration	(1,620)	(1,515)
Menankoto, exploration	(324)	(1,216)
Finland Properties, exploration	(1,468)	(174)
Uzbekistan Properties, exploration	(924)	(664)
Kiaka Project, exploration	—	(1,477)
Other	(1,193)	(476)
	(13,466)	(10,171)

Non-cash investing and financing activities:

	For the three months ended March 31, 2022	For the three months ended March 31, 2021
	$	$

Interest on loan to non-controlling interest	988	924
Share-based payments, capitalized to mineral property interests	380	25
Change in current liabilities relating to mineral property expenditures	2,413	(1,208)
Foreign exchange gain on Fekola equipment loan facilities	1,105	2,784

For the three months ended March 31, 2022, the Company paid $59 million of current income tax, withholding and other taxes in cash (2021 - $21 million).

15 Segmented information

The Company’s reportable operating segments for 2022 include its mining operations, namely the Fekola, Masbate and Otjikoto mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Property and Calibre. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended March 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	197,862	83,093	84,628	—	—	365,583
Production costs	61,410	34,764	26,786	—	—	122,960
Depreciation & depletion	38,274	17,625	21,364	—	719	77,982
Net income	34,699	18,999	21,789	4,695	10,621	90,803
Capital expenditures	34,622	6,730	16,637	17,673	—	75,662
Total assets	1,376,816	758,571	456,870	372,908	619,844	3,585,009

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the three months ended March 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	215,740	98,455	48,107	—	—	362,302
Production costs	57,611	31,985	22,036	—	—	111,632
Depreciation & depletion	36,025	20,215	10,487	14	547	67,288
Net income (loss)	44,621	44,339	6,717	4,627	(1,472)	98,832
Capital expenditures	20,483	7,650	19,351	8,989	1,515	57,988
Total assets	1,447,173	822,823	454,574	369,153	307,531	3,401,254
The Company’s mining interests are located in the following geographical locations:

	March 31, 2022	December 31, 2021
	$	$
Mining interests
Mali	1,081,091	1,084,580
Philippines	618,471	636,525
Namibia	309,906	307,434
Colombia	134,102	130,096
Investments in associates - various	112,466	104,236
Canada	28,588	23,420
Burkina Faso	21,087	21,087
Finland	14,029	12,561
Other	17,754	16,128
	2,337,494	2,336,067

16 Commitments

As at March 31, 2022, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $3 million for equipment for the Cardinal area, $1 million related to the tailings facility expansion and $2 million for other capital projects, all of which is expected to be incurred in 2022.
•For payments at the Masbate Mine of $6 million related to mobile equipment and $1 million related to process plant maintenance, all of which is expected to be incurred in 2022.
•For payments at the Otjikoto Mine of $12 million for the Wolfshag underground project, and payments of $3 million for the national power grid connection line, all of which is expected to be incurred in 2022.
•For payments at the Gramalote Property of $6 million for the Company's share of development costs, all of which is expected to be incurred in 2022.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Mining Interest Schedule (Note 17)
For the three months ended March 31, 2022
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2021	Additions	Disposals	Reclass / Mine restoration movements	Balance at Mar. 31, 2022	Balance at Dec. 31, 2021	Depreciation	Disposals	Balance at Mar. 31, 2022	Balance at Mar. 31, 2022	Balance at Dec. 31, 2021
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola Mine	1,645,337	32,825	(737)	(3,531)	1,673,894	(609,899)	(35,737)	533	(645,103)	1,028,791	1,035,438
Masbate Mine	1,085,687	10,770	(11)	(5,131)	1,091,315	(449,675)	(23,633)	11	(473,297)	618,018	636,012
Otjikoto Mine	782,208	23,949	(2,663)	(2,578)	800,916	(475,303)	(18,868)	2,663	(491,508)	309,408	306,905
	3,513,232	67,544	(3,411)	(11,240)	3,566,125	(1,534,877)	(78,238)	3,207	(1,609,908)	1,956,217	1,978,355

Exploration & evaluation properties (pre-depletable)
Gramalote Property	119,866	4,006	—	—	123,872	—	—	—	—	123,872	119,866
Menankoto Property	33,739	749	—	—	34,488	—	—	—	—	34,488	33,739
Bantako North Property	15,351	1,219	—	—	16,570	—	—	—	—	16,570	15,351
Kiaka Royalty	18,488	—	—	—	18,488	—	—	—	—	18,488	18,488
Finland Properties	12,561	1,468	—	—	14,029	—	—	—	—	14,029	12,561
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Uzbekistan Properties	8,802	970	—	—	9,772	—	—	—	—	9,772	8,802
Other	11,019	1,866	(111)	—	12,774	—	—	—	—	12,774	11,019
	230,056	10,278	(111)	—	240,223	—	—	—	—	240,223	230,056

Corporate
Office, furniture & equipment	28,540	5,887	—	—	34,427	(5,120)	(719)	—	(5,839)	28,588	23,420

	3,771,828	83,709	(3,522)	(11,240)	3,840,775	(1,539,997)	(78,957)	3,207	(1,615,747)	2,225,028	2,231,831

Investments in associates (accounted for using the equity method)
Calibre	93,728	8,230	—	—	101,958	—	—	—	—	101,958	93,728
BeMetals	10,508	—	—	—	10,508	—	—	—	—	10,508	10,508
	104,236	8,230	—	—	112,466	—	—	—	—	112,466	104,236

	3,876,064	91,939	(3,522)	(11,240)	3,953,241	(1,539,997)	(78,957)	3,207	(1,615,747)	2,337,494	2,336,067

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Mining Interest Schedule (Note 17)
For the year ended December 31, 2021
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2020	Additions	Disposals / write-offs	Reclass / Mine restoration movements	Balance at Dec. 31, 2021	Balance at Dec. 31, 2020	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2021	Balance at Dec. 31, 2021	Balance at Dec. 31, 2020
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola Mine	1,516,134	126,824	(2,508)	4,887	1,645,337	(416,559)	(193,401)	61	(609,899)	1,035,438	1,099,575
Masbate Mine	1,046,577	35,081	(284)	4,313	1,085,687	(361,438)	(88,450)	213	(449,675)	636,012	685,139
Otjikoto Mine	696,956	85,571	(3,277)	2,958	782,208	(371,138)	(107,383)	3,218	(475,303)	306,905	325,818
	3,259,667	247,476	(6,069)	12,158	3,513,232	(1,149,135)	(389,234)	3,492	(1,534,877)	1,978,355	2,110,532

Exploration & evaluation properties (pre-depletable)
Gramalote Property	95,435	24,392	—	39	119,866	—	—	—	—	119,866	95,435
Menankoto Property	28,991	4,748	—	—	33,739	—	—	—	—	33,739	28,991
Bantako North Property	6,191	9,160	—	—	15,351	—	—	—	—	15,351	6,191
Kiaka Royalty	—	18,488	—	—	18,488	—	—	—	—	18,488	—
Finland Properties	9,034	3,527	—	—	12,561	—	—	—	—	12,561	9,034
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Uzbekistan Properties	4,131	4,671	—	—	8,802	—	—	—	—	8,802	4,131
Kiaka Property	80,927	4,639	(85,566)	—	—	—	—	—	—	—	80,927
Ondundu Property	10,701	7,904	(5,905)	(12,700)	—	—	—	—	—	—	10,701
Other	6,688	9,514	(5,183)	—	11,019	—	—	—	—	11,019	6,688
	252,328	87,043	(96,654)	(12,661)	230,056	—	—	—	—	230,056	252,328

Corporate
Office, furniture & equipment	28,394	1,652	(1,506)	—	28,540	(4,234)	(2,392)	1,506	(5,120)	23,420	24,160

	3,540,389	336,171	(104,229)	(503)	3,771,828	(1,153,369)	(391,626)	4,998	(1,539,997)	2,231,831	2,387,020

Investments in joint ventures and associates (accounted for using the equity method)
Calibre	76,235	17,493	—	—	93,728	—	—	—	—	93,728	76,235
BeMetals	—	10,508	—	—	10,508	—	—	—	—	10,508	—
	76,235	28,001	—	—	104,236	—	—	—	—	104,236	76,235

	3,616,624	364,172	(104,229)	(503)	3,876,064	(1,153,369)	(391,626)	4,998	(1,539,997)	2,336,067	2,463,255